

News Release – September 13, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: September 13, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On September 12, 2006, Jan A Vestrum, President and Chief Executive Officer of Crew bought 500.000 shares in Crew at NOK 9.56 and 400.000 shares in Crew at NOK 9.35, both transactions by way of the fulfilment of a previously announced forward contracts, sold 900.000 shares in Crew at NOK 12.00 and bought 900.000 shares in Crew at NOK 12.13 by way of a new forward contract with maturity December 11, 2006.

Mr Vestrum's total exposure is 10,099,042 Crew shares, including common shares, convertible bonds, forward contracts and options.


Jan A Vestrum
President & CEO
